Exhibit 11

ASPYRA, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
AVERAGE MARKET PRICE PER SHARE	$2.13	$2.07	$2.24	$2.26
NET LOSS	$(1,064,180)	$(238,538)	$(2,377,898)	$(425,502)
Basic weighted average number of common shares outstanding	10,009,400	3,383,233	9,249,400	3,368,567
Dilutive effect of stock options	—	—	—	—
Diluted weighted average number of common shares outstanding	10,009,400	3,383,233	9,249,400	3,368,567
Basic loss per share	$(.11)	$(.07)	$(.26)	$(.13)
Diluted loss per share	$(.11)	$(.07)	$(.26)	$(.13)